Aurora Cannabis Completes Strategic Investment in Micron Waste Technologies

Companies Finalize Collaboration Agreement

TSX: ACB

EDMONTON and VANCOUVER, Jan. 15, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Micron Waste Technologies Inc. ("Micron") (CSE: MWM, OTC: MICWF, Frankfurt: 7FM2), a developer of proprietary digester solutions for the treatment of organic waste, today announced that Aurora has completed a strategic investment in Micron and that the companies have finalized a collaboration agreement pursuant to which both companies will collaborate on the optimization of Micron's technology for the treatment of organic waste generated in the cultivation and production of cannabis products.

Micron has developed a new technology, based on aerobic digestion and subsequent treatment, that converts organic waste into clean water that meets municipal effluent discharge standards. Currently used methods to dispose of organic waste generally require the utilization of municipal landfill sites, which is costly and has a negative impact on the environment. The merits of Micron's technology have been successfully demonstrated with a grocery supermarket chain located in British Columbia, Canada, with whom Micron has entered into an Memorandum of Understanding to review additional installations.

Micron will now install a digester unit at one of Aurora`s facilities, where the companies will jointly work to optimize the digestor for the cannabis industry. Upon successful completion of the project, Aurora intends to acquire multiple units for its various facilities. Micron will retain the intellectual property related to the digestor, and shall pay Aurora a 4% royalty for every unit sold to other licensed producers globally. Upon the first successful sale of a digestor within the cannabis industry, Micron shall issue to Aurora 2 million common shares.

"Micron`s technology is a very elegant solution to a time consuming and relatively costly operation at the end of our production process," said Terry Booth, CEO. "We love the combination of the technology`s positive environmental impact with its cost effectiveness. Upon successful completion of the optimization process, we will have access to yet another innovation to improve our facilities, and we look forward to working with the Micron team to bring this very promising technology to the cannabis sector."

Rav Mlait, CEO of Micron, added, "Aurora with its innovative mindset is the ideal partner to develop a commercially ready unit for the cannabis industry. Becoming part of Auroras `growing constellation of technology partners would result in considerably expanded market reach, accelerate development of this side of our business, and provide strong brand recognition for Micron. We are also pleased having been able to attract additional strategic investors in our placement, raising further funds to accelerate the development of commercial solutions for expansion into other sectors."

Strategic investment – private placement

Aurora also completed a strategic investment in Micron, taking a 6.46% ownership interest on a non-diluted basis, by acquiring 4.411,765 units, for a total investment of $1.5 million, as part of a private placement. The full placement consisted of 6,790,000 units for total gross proceeds of $2.3 million. Each unit consists of one common share and one common share purchase warrant, priced at $0.50, with an expiry date of 2 years following the closing of the placement.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

About Micron Waste Technologies Inc.

Micron Waste Technologies Inc. is a well funded technology company. The Company's organic waste digestion system is designed to manage organic waste on-site, converting it into clean water. The Company's aerobic digester has micro-oxygen cubicles technology to enhance the digestion efficiency of microorganisms by up to 95%, with the remaining 5% of undigested particles undergoing further treatment, resulting in clean water effluent that meets municipal effluent discharge standards. Micron's technology is an ideal solution to handle organic waste on-site in view of the drive for further cost efficiencies, as well as ever stricter legislation being implemented to prohibit organic waste from entering landfill sites around the world. Please visit our website at www.micronwaste.com for further information. Micron is a public company with listings on the CSE: MWM, OTC: MICWF, and in Frankfurt: 7FM2.

On behalf of the Boards of Directors,

AURORA CANNABIS INC.	MICRON WASTETECHNOLOGIES INC.
Terry Booth	Rav Mlait
CEO	CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the successful completion of the optimization process and the market acceptance of Micron`s solutions. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX or CSE, nor their Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange and the CSE) accept responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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%SEDAR: 00025675E

For further information: FOR AURORA: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com; FOR MICRON: Investor Relations, +1.844.318.8216, info@micronwaste.com, www.micronwaste.com

CO: Aurora Cannabis Inc.

CNW 07:00e 15-JAN-18